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SECURITIES 08028647 N
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51581

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CORNERSTONE CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Metro Place
(No. and Street)

Dublin	OH	43017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew E. Kraus — (614) 761-3812
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name)*

10 West Broad Street, Suite 1700	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 4 2008 E
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

2007

I, Andrew E. Kraus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Capital Corporation., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

NOTARY PUBLIC STATE OF OHIO

Deborah S. Leppert
Notary Public-State of Ohio
My Commission Expires
April 11, 2012

Signature

VP, Treasurer, and FinOp
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2007 and 2006

CORNERSTONE CAPITAL CORPORATION

Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2007 and 2006

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

We have audited the accompanying statements of financial condition of Cornerstone Capital Corporation as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Capital Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as of December 31, 2007 contained in the schedules of the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under The Securities Exchange Act of 1934, Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under The Securities Exchange Act of 1934, and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the basic 2007 financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
February 27, 2008

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 1,020,537	$ 1,247,863
Receivables from related parties:		
Cornerstone Capital Partners Corporation	1,633,014	1,307,978
Cornerstone International, Inc.	161,986	161,986
Piano Credit Company	261,536	260,723
Furniture and equipment, at cost less accumulated depreciation	10,046	10,148
Equity securities owned	8,910	3,300
Total assets	$ 3,096,029	$ 2,991,998
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued tax expense	$ 110,399	$ 77,281
Accrued compensation expense and other liabilities	66,112	54,760
Total liabilities	176,511	132,041
Stockholder's equity		
Common stock - no par value; 850 shares authorized, issued and outstanding	—	—
Additional paid-in capital	345,989	345,989
Retained earnings	2,573,529	2,513,968
Total stockholder's equity	2,919,518	2,859,957
Total liabilities and stockholder's equity	$ 3,096,029	$ 2,991,998

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF INCOME
Years ended December 31, 2007 and 2006

	2007	2006
Fees and other revenue		
Underwriting fees	$ 493,525	$ 741,958
Remarketing fees	456,121	577,244
Interest income	34,982	37,121
Unrealized gain on equity securities owned	5,610	--
Total revenue	990,238	1,356,323
Expenses		
Personnel	566,423	501,305
General and administrative	98,336	169,521
Rent	66,686	66,554
Specific deal expenses	12,680	105,173
Legal expense	51,819	158,633
State and local taxes	10,369	25,157
Marketing	97,610	116,096
Total expenses	903,923	1,142,439
Income before income taxes	86,315	213,884
Income tax expense	26,754	79,123
Net income	$ 59,561	$ 134,761

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2006	850	$ 345,989	$ 2,379,207	$ 2,725,196
Net income	–	–	134,761	134,761
Balances at December 31, 2006	850	345,989	2,513,968	2,859,957
Net income	–	–	59,561	59,561
Balances at December 31, 2007	850	$ 345,989	$ 2,573,529	$ 2,919,518

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income	$ 59,561	$ 134,761
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	6,074	14,019
Net change in other assets	(5,610)	35,000
Increase in accrued taxes and expenses	44,470	(73,562)
Net cash from operating activities	104,495	110,218
Cash flows from investing activities		
Purchases of furniture and equipment	(5,972)	–
Net change in:		
Receivable from related parties:		
Cornerstone Capital Partners Corporation	(325,036)	(149,215)
Cornerstone International, Inc.	--	496
Piano Credit Company	(813)	(13,477)
Net cash from investing activities	(331,821)	(162,196)
Net decrease in cash and cash equivalents	(227,326)	(51,978)
Cash and cash equivalents at beginning of year	1,247,863	1,299,841
Cash and cash equivalents at end of year	$ 1,020,537	$ 1,247,863
Supplemental Disclosure:		
Amounts paid in cash for income taxes	$ --	$ 84,200

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cornerstone Capital Corporation (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financing services through credit tenant leases, synthetic leases, floating rate notes and other programs throughout the United States of America. The Company was incorporated in the State of Ohio on December 23, 1998 and commenced operations on January 1, 1999. The Company is a wholly-owned subsidiary of Cornerstone International, Inc. ("CII").

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, the Company does not operate as a clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements include the accounts of the Company, a wholly-owned subsidiary of CII. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents: For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with an initial term of three months or less to be cash equivalents. Substantially all of the Company's cash is maintained in two unrelated banking institutions, exceeding the $100,000 limit insured by the Federal Deposit Insurance Corporation.

Revenue Recognition: The Company receives fees for arranging or providing financing services. Underwriting, advisory and remarketing fees received, net of pass-through items, are recognized as income at the time financing or remarketing is complete and payment is substantially received. Deal specific expenses related to underwriting, remarketing and other are expensed when incurred.

Furniture and Equipment: Furniture and equipment is stated at cost less accumulated depreciation of $82,218 and $76,144 at December 2007 and 2006, respectively, and is depreciated using the straight-line method over the estimated useful lives of the respective assets.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company is included in the consolidated federal income tax return filed by CII. Federal income taxes are calculated as if the company filed on a separate return basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax rates. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now any such matters that would have a material effect on the financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company considers its required net capital to be the greater amount of $250,000 or 6 2/3% of aggregate indebtedness, which would be the minimum requirement if it carried customer accounts. At December 31, 2007 and 2006, the Company had net capital of $844,026 and $1,031,622, which was $594,026 and $781,622 in excess of required net capital, respectively. At year-end 2007, the Company's ratio of aggregate indebtedness to net capital was 21%.

Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

(Continued)

NOTE 4 - INCOME TAXES

A reconciliation of recorded Federal income taxes to the expected expense computed by applying the Federal statutory rate of 34% to the net income is as follows:

	2007	2006
Expected expense at statutory rate	$ 29,022	$ 71,915
State and local income taxes	3,525	8,408
Other	(5,793)	(1,200)
Total	$ 26,754	$ 79,123

At December 31, 2007 and 2006, the Company's deferred tax assets and liabilities consisted of a deferred tax liability of $1,829 and $4,718 related to furniture and equipment depreciation.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company provides services, in the form of personnel and management services, to several related entities within CII. The Company only recognizes revenue to the extent actual cash is received, or will be received, from these related entities for the services provided. The related compensation expense to the employees providing the service is recognized by the Company, regardless of whether any revenue is recognized.

The Company has receivables to three related entities within CII. The receivables are due on demand and totaled $2,056,536 and $1,730,687 at December 31, 2007 and 2006 respectively.

The Company's officers formed GAP Leasing, LLC, which leases the Company three automobiles used by the officers. The officers reduced their salaries by the amount of the lease payments, resulting in no net effect to the Company's net income.

NOTE 6 - LEASE PAYMENTS

The Company entered into a lease for office space in 2003 which has an initial term expiring in July 2008. The amount of rent due until the lease expires is $22,369.

NOTE 7 - CONTINGENCIES

CII and the Company are being sued by a former employee who was a director and shareholder. The complaint alleges CII materially misrepresented the terms of the articles of incorporation of CII and breached its employment agreement with plaintiff, and thus defrauded and breached a fiduciary duty to plaintiff. Management believes the claims are completely without merit and intends to defend the allegations vigorously.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2007

Net capital	
Total stockholder's equity	$ 2,919,518
Deductions and other charges	
Nonallowable assets:	
Furniture and equipment, net	10,046
Receivables from affiliates	2,056,536
Equity securities owned	8,910
Total nonallowable assets	2,075,492
Net capital	$ 844,026
Aggregate indebtedness	
Items included in the statement of financial condition	
Accrued expenses and other liabilities	176,511
Aggregate indebtedness	$ 176,511
Ratio: Aggregate indebtedness to net capital	20.91%
Computation of basic net capital requirement	
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 250,000
Net capital	844,026
Excess net capital	$ 594,026
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 826,375

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 included in the FOCUS Report filed by the Company dated December 31, 2007.

CORNERSTONE CAPITAL CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2007

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ None
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ None
A. Number of items	None

CORNERSTONE CAPITAL CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2007

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ –
Customers' securities failed to receive	–
Credit balances in firm accounts, which are attributable to principal sales to customers	–
Other	–
TOTAL CREDIT ITEMS	$ –
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ –
TOTAL DEBIT ITEMS	$ –
RESERVE COMPUTATION	
Excess of total debits over total credits	$ –
Required deposits	$ –
Total cash or qualified securities held in a "Special Reserve Bank Account" at December 31, 2007	$ –

Note: The above computation does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 included in the FOCUS Report filed by the Company dated December 31, 2007.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

In planning and performing our audit of the financial statements of Cornerstone Capital Corporation (the "Company"), a wholly-owned subsidiary of Cornerstone International, Inc., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and,
(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

(Continued)

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in a accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
February 27, 2008

END